Lectrium, Inc.

Financial Statements
Fiscal Year Ended December 31, 2021
(Unaudited)

Contents

Lectrium, Inc.

Balance Sheet
As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
10100 SVB Checking	54,090.00
Total Bank Accounts	**54,090.00**
Other Current Assets	
12200 Prepaid Expenses	25,000.00
Total Other Current Assets	**25,000.00**
Total Current Assets	**79,090.00**
TOTAL ASSETS	**$79,090.00**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
21000 Accrued Expenses	12,960.50
Total Other Current Liabilities	**12,960.50**
Total Current Liabilities	**12,960.50**
Long-Term Liabilities	
23000 SAFEs	0.00
23200 SAFE Pre-Seed Round	110,000.00
Total 23000 SAFEs	**110,000.00**
Total Long-Term Liabilities	**110,000.00**
Total Liabilities	**122,960.50**
Equity	
30000 Common Stock	90.00
Retained Earnings	0.00
Net Income	-43,960.50
Total Equity	**-43,870.50**
TOTAL LIABILITIES AND EQUITY	**$79,090.00**

Lectrium, Inc.

Profit and Loss by Month
November - December, 2021

	Nov 2021	Dec 2021	Total
INCOME			
Total Income			0.00
GROSS PROFIT	0.00	0.00	0.00
EXPENSES			
61000 Legal & Professional Fees	0.00	0.00	0.00
61100 Legal	2,646.50	4,314.00	6,960.50
61300 Other Professional Fees	0.00	25,000.00	25,000.00
Total 61000 Legal & Professional Fees	2,646.50	29,314.00	31,960.50
65000 Contractors & Consultants	6,000.00	6,000.00	12,000.00
Total Expenses	8,646.50	35,314.00	43,960.50
NET OPERATING INCOME	-8,646.50	-35,314.00	-43,960.50
NET INCOME	$ -8,646.50	$ -35,314.00	$ -43,960.50

Lectrium, Inc.

Statement of Cash Flows
November - December, 2021

	Total
OPERATING ACTIVITIES	
Net Income	-43,960.50
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
12200 Prepaid Expenses	-25,000.00
21000 Accrued Expenses	12,960.50
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-12,039.50
Net cash provided by operating activities	-56,000.00
FINANCING ACTIVITIES	
23200 SAFEs:SAFE Pre-Seed Round	110,000.00
30000 Common Stock	90.00
Net cash provided by financing activities	110,090.00
NET CASH INCREASE FOR PERIOD	54,090.00
CASH AT END OF PERIOD	$54,090.00

	Lectrium, Inc.							
	Statement of Equity							
	COMMON STOCK		PREFERRED STOCK		Additional	Retained Earnings		
	Shares	**Amount**	**Shares**	**Amount**	**Paid-in Capital**	**(Accumulated Deficit)**		**Total**
Beginning Balance, November 29, 2021 (Inception)	-	$ -	-	$ -	$ -	$ -	$	-
Contributions	9,000,000	90.00	-	-	-	-	$	90.00
Other comprehensive gain/(loss)	-	-	-	-	-	-	$	-
Net income	-	-	-	-	-	(43,960.50)	$	(43,960.50)
Ending Balance, December 31, 2021	9,000,000	$ 90.00	-	$ -	$ -	$ (43,960.50)	$	(43,870.50)

Lectrium, Inc.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2021

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF ACTIVITIES

Lectrium, Inc. was incorporated in Delaware, US, in November of 2021. Lectrium makes it easy to install residential electric vehicle chargers, and by owning the installation vertical, Lectrium will install recurring-revenue-driving energy management systems in residences throughout the USA.

BASIS OF ACCOUNTING

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BALANCE SHEET CLASSIFICATION

The Company includes in current assets and current liabilities any amounts expected to be received or paid within 12 months.

CASH AND CASH EQUIVALENTS

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

INVESTING ACTIVITIES

Investing activities include making and collecting loans, purchasing and selling debt or equity instruments of other reporting entities, and acquiring and disposing of property, plant, and equipment and other productive assets used in the production of goods or services.

FINANCING ACTIVITIES

Financing activities include borrowing money and repaying or settling the obligation, and obtaining equity from owners and providing owners with a return on, or return of, their investment.

STOCKHOLDERS' EQUITY

Common stock was issued to the Company's founders when the Company was incorporated in 2021. Also during 2021, the Company issued a Simple Agreement for Future Equity (SAFE) in the amount of $110,000 with a Pre-Money Valuation Cap of $890,000.